          As Filed with the Securities and Exchange Commission on March 18, 1997
                                                      Registration No. 333-22557

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        PRE-EFFECTIVE AMENDMENT NUMBER 1
                                       TO
                                    FORM S-6

                   REGISTRATION STATEMENT UNDER THE SECURITIES
                          ACT OF 1933 OF SECURITIES OF
                        UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

              Massachusetts Mutual Variable Life Separate Account I
              -----------------------------------------------------
                           (Exact Name of Registrant)

                   Massachusetts Mutual Life Insurance Company
                   -------------------------------------------
                                1295 State Street
                        Springfield, Massachusetts 01111
                     (Address of Principal Executive Office)

                      Thomas Finnegan, Corporate Secretary
                      ------------------------------------
                                1295 State Street
                        Springfield, Massachusetts 01111
               (Name and Address of Agent for Service of Process)

                      FLEXIBLE PREMIUM GROUP VARIABLE LIFE

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities is being registered under the Securities Act of 1933.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said section, may determine.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

[Registrant hereby incorporates by reference the reconciliation and tie between chart contained in its initial Registration Statement filed on February 28, 1997.]

                   MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
                                 Variable Rider
                                       to
          Group Flexible Premium Adjustable Life Insurance Certificate

This prospectus describes a variable rider issued in connection with certificates issued to individuals participating under group flexible premium adjustable life insurance policies issued by Massachusetts Mutual Life Insurance Company ("MassMutual"). The group policies allow individual owners to elect certificates offering participation in MassMutual's fixed account and to elect a rider to the certificate offering additional participation in a separate account of MassMutual. The certificates issued to individuals who also elect the variable rider are referred to herein as "Policies" or "Policy." The Policy provides lifetime insurance protection and has flexibility with respect to premium payments. Payments are based upon the Selected Face Amounts chosen in the Enrollment Form or Application. Policyowners have several investment alternatives from which to choose. An individual Policyowner may generally allocate the premium for his or her Policy among a Guaranteed Principal Account ("GPA") and the sixteen Separate Account divisions of a designated segment (the "GVUL Segment") of Massachusetts Mutual Variable Life Separate Account I (the "Separate Account") after certain deductions have been made. (For details see "Deductions From Premiums.") At any one time, only eight divisions of the Separate Account plus the GPA are available to a Policyowner. The GVUL Segment of the Separate Account is divided into sixteen divisions (the "Divisions"). One division (the "MML Equity Index Division") invests in one fund of the MML Series Investment Fund (the "MML Trust"); nine divisions, (the "Oppenheimer Divisions"), invest in nine funds of Oppenheimer Variable Account Funds (the "Oppenheimer Trust"); and six divisions, (the "Panorama Divisions"), invest in six series of the Panorama Series Fund, Inc. (the "Panorama Fund").

The Death Benefit may, and Cash Surrender Value of a Policy most likely will, vary up or down depending on the investment performance of the Divisions of the Separate Account. While there is no guaranteed minimum Cash Surrender Value for a Policy invested in the Separate Account, a Policy's Death Benefit will never be less than its Selected Face Amount. The Cash Surrender Value can increase, decrease, or remain level each year based upon the Selected Face Amount and Death Benefit Option chosen by the Policyowner, subject to certain rules established by MassMutual. Furthermore, the Policy will not lapse provided there is sufficient Account Value available to pay applicable monthly charges. (For details see "Account Value Charges" and "Separate Account Charges")

The Divisions have distinct investment portfolios. The MML Equity Index Division invests in shares of MML Equity Index Fund, which invests substantially all its assets, to the extent practicable, in the stocks that compose the Standard & Poor's 500 Composite Stock Price Index. The Oppenheimer Money Division invests in shares of Oppenheimer Money Fund which invests primarily in "money market" securities consistent with low capital risk and maintenance of liquidity. The Oppenheimer Bond Division invests in shares of Oppenheimer Bond Fund which invests primarily in high yield fixed-income securities. The Oppenheimer Strategic Bond Division invests in shares of Oppenheimer Strategic Bond Fund which invests primarily in: (i) foreign government and corporate debt securities; (ii) U.S. government securities; and (iii) lower-rated high yield, high-risk debt securities. The Oppenheimer High Income Division invests in shares of Oppenheimer High Income Fund which invests primarily in lower-rated, high yield, high risk income securities. The Oppenheimer Growth & Income Division invests in shares of Oppenheimer Growth & Income Fund which invests primarily in equity and debt securities. The Oppenheimer Multiple Strategies Division invests in shares of Oppenheimer Multiple Strategies Fund which invests primarily in common stocks and other equity securities, bonds, other debt securities and "money market securities." The Oppenheimer Growth Division invests in shares of Oppenheimer Growth Fund which invests primarily in securities of well-known companies. The Oppenheimer Capital Appreciation Division invests in shares of Oppenheimer Capital Appreciation Fund which invests primarily in securities of growth-type companies. The Oppenheimer Global Securities Division invests in shares of Oppenheimer Global Securities Fund which invests primarily in securities of foreign issuers, growth type companies, cyclical industries and special situations which are believed will appreciate in value. The Panorama Total Return Division invests in shares of the Panorama Total Return Portfolio which invests primarily in stocks, corporate bonds, U.S. Government securities, and money market instruments. The Panorama Growth Division invests in shares of the Panorama Growth Portfolio which invests primarily in common stocks with low price-earnings ratios and better than anticipated earnings. The Panorama International Equity Division invests in shares of the Panorama International Equity Portfolio which invests primarily in equity securities of companies based outside of the United States. The Panorama LifeSpan Capital Appreciation Division invests in shares of the Panorama LifeSpan Capital Appreciation Portfolio which invests in a strategically allocated portfolio consisting primarily of equity securities. The Panorama LifeSpan Balanced Division invests in shares of the Panorama LifeSpan Balanced Portfolio which invests in a strategically allocated portfolio of equity securities and fixed income securities with a slightly stronger focus on equity securities. The Panorama LifeSpan Diversified Income Division invests in shares of the Panorama LifeSpan Diversified Income Portfolio which invests in a strategically allocated portfolio with a focus on fixed income securities. (Collectively, these sixteen funds are referred to as the "Funds.") The shares of the underlying Funds purchased by the Divisions are held by MassMutual as custodian of the Separate Account. (For details regarding the charges against the Separate Account, see "Separate Account Charges.")

All Policies are serviced through MassMutual's Home Office which is located in Springfield, Massachusetts. The mailing address is Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts 01111. The telephone number is
(413) 788-8411.

                     SUBJECT TO COMPLETION - MARCH 18, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY THE PROSPECTUSES OF THE MML EQUITY INDEX FUND, OPPENHEIMER VARIABLE ACCOUNT FUNDS, AND PANORAMA SERIES FUND, INC.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FURTHER REFERENCE.

THE PURPOSE OF THE POLICY WE ARE OFFERING IS TO PROVIDE INSURANCE PROTECTION FOR A POLICY'S BENEFICIARY. WE DO NOT CLAIM THAT THE POLICY IS IN ANY WAY SIMILAR TO OR COMPARABLE TO A MUTUAL FUND'S SYSTEMATIC INVESTMENT PLAN.

REPLACING EXISTING INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS MAY NOT BE TO YOUR ADVANTAGE.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF, OR SOLICITATION OF AN OFFER TO ACQUIRE, ANY INTEREST OR PARTICIPATION IN THE GROUP FLEXIBLE PREMIUM ADJUSTABLE LIFE INSURANCE CERTIFICATE TO AGE 95 WITH VARIABLE RIDER OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION.

[Registrant hereby incorporates by reference the prospectus contained in its initial Registration Statement filed on February 28, 1997.]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the "Commission") such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

Article V of the Bylaws of MassMutual provide for indemnification of directors and officers as follows:

Article V. Subject to limitations of law, the Company shall indemnify:

       (a) each director, officer or employee;

       (b) any individual who serves at the request of the Company as a Secretary, a director, board member, committee member, officer or employee of any organization or any separate investment account; or

       (c) any individual who serves in any capacity with respect to any employee benefit plan; from and against all loss, liability and expense imposed upon or incurred by such person in connection with any action, claim or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened, by reason of any alleged act, omission or otherwise while serving in any such capacity.

Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person's heirs and legal representatives. Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

       (1) any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

       (2) any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

       (3) any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person's indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person's conduct was such as precludes indemnification under any of such paragraphs.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION UNDER SECTION 26(e)(2)(A)
                      OF THE INVESTMENT COMPANY ACT OF 1940

Massachusetts Mutual Life Insurance Company hereby represents that fees and charges deducted under the Variable Account Rider to the Group Universal Life Insurance Policy Certificate described in this Registration Statement and deducted under the Rider, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

                     CONTENTS OF THE REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consists of 51 pages.

The undertaking to file reports.

The undertaking pursuant to Rule 484 under the Securities Act of 1933.

Representation under Section 26(e)(2)(a) of the Investment Company Act of 1940.

The signatures.

Written consents of the following persons:

       1.  Coopers & Lybrand, L.L.C. [to be filed]
       2.  Actuarial consent [to be filed]
       3. Counsel opining as to the legality of securities being registered [to be filed]
       4. Opinion opining as to actuarial matters contained in the Registration Statement by C. Dale Games, Vice President [to be filed]

The following exhibits:

       1.  Exhibit 1

           (Exhibits required by paragraph A of the instructions to Form N-8B-2)

           (1)   (a)   Resolution of the Board of Directors of
                       Massachusetts Mutual Life Insurance Company authorizing the establishment of the Separate
                       Account.*

                 (b) Resolution of the Board of Directors of Massachusetts Mutual Life Insurance Company authorizing the establishment of the GVUL Segment of Massachusetts Mutual Variable Life Separate Account I.*

           (2)   Not Applicable.

           (3)   (a)   Form of Distribution Servicing Agreement
                       between MML Distributors, LLC, and MassMutual.*

                 (b) Form of Co-Underwriting Agreement between MML Investors Services, Inc. and MassMutual.*

                 (c)   Form of Broker Dealer Selling Agreement.*

           (4)   Not Applicable.

           (5)   Form of Group Flexible Premium Adjustable Life
                 Insurance Certificate To Age 95 with Variable Rider.*

           (6)   Organizational documents of the Company.

                 (a)   Certificate of Incorporation of MassMutual.*

                 (b)   By-Laws of MassMutual.*

           (7)   Not Applicable.

           (8)   (a)   Form of Participation Agreement with
                       Oppenheimer Variable Account Funds.*

                 (b) Form of Participation Agreement with Panorama Series Fund, Inc.*

           (9)   Not Applicable.

           (10)  (a)   Form of Enrollment Form [to be filed].

                 (b)   Form of Application [to be filed].

                 (c)   Form of Variable Account Rider is included in
                       Exhibit 1 above.

        2. Opinion and Consent of Counsel as to the legality of the securities being registered. [to be filed]

        3. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I.

        4. Not Applicable.

        5. Opinion and consent of C. Dale Games opining as to actuarial matters pertaining to the securities being registered.
           [to be filed].

        6. Procedures Memorandum pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940. [to be filed].

        7. Consent of Independent Accountants. [to be filed].

        8. Powers of Attorney.*

           27. Financial Data Schedule. [to be filed after GVUL Segment of Separate Account commences operation].

*Filed with Registrant's Initial Registration Statement on February 28, 1997.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Massachusetts Mutual Variable Life Separate Account I has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the city of Springfield and the Commonwealth of Massachusetts, on the 18th day of March, 1997.

MASSACHUSETTS MUTUAL VARIABLE LIFE SEPARATE ACCOUNT I

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
      (Depositor)

By: /s/ Thomas B. Wheeler*
    ---------------------
Thomas B. Wheeler, Chief Executive Officer
Massachusetts Mutual Life Insurance Company

/s/ Richard M. Howe
-------------------
*Richard M. Howe - On March 18, 1997, as Attorney-in-Fact pursuant to powers of attorney filed with the Initial Registration Statement on February 28, 1997.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.


Signature                                     Title                                      Date
---------                                     -----                                      ----
/s/ Thomas B. Wheeler*                  Chief Executive Officer and            March 18, 1997
---------------------                     Chairman of the Board
Thomas B. Wheeler


/s/ John J. Pajak*                          President and Chief                March 18, 1997
-----------------                            Operating Officer
John J. Pajak


/s/ Daniel J. Fitzgerald*                 Chief Financial Officer              March 18, 1997
------------------------                 & Chief Accounting Officer
Daniel J. Fitzgerald


/s/ Roger G. Ackerman*                           Director                      March 18, 1997
---------------------
Roger G. Ackerman


/s/ James R. Birle*                              Director                      March 18, 1997
------------------
James R. Birle


/s/ Frank C. Carlucci, III*                      Director                      March 18, 1997
--------------------------
Frank C. Carlucci, III


/s/ Gene Chao*                                   Director                      March 18, 1997
-------------
Gene Chao


/s/ Patricia Diaz Dennis*                        Director                      March 18, 1997
------------------------

Patricia Diaz Dennis


/s/ Anthony Downs*                               Director                      March 18, 1997
-----------------
Anthony Downs


/s/ James L. Dunlap*                             Director                      March 18, 1997
-------------------
James L. Dunlap


/s/ William B. Ellis*                            Director                      March 18, 1997
--------------------
William B. Ellis


/s/ Robert M. Furek*                             Director                      March 18, 1997
-------------------
Robert M. Furek


/s/ Charles K. Gifford*                          Director                      March 18, 1997
----------------------
Charles K. Gifford


/s/ William N. Griggs*                           Director                      March 18, 1997
---------------------
William N. Griggs


/s/ George B. Harvey*                            Director                      March 18, 1997
--------------------
George B. Harvey


/s/ Barbara B. Hauptfuhrer*                      Director                      March 18, 1997
--------------------------
Barbara B. Hauptfuhrer


/s/ Sheldon B. Lubar*                            Director                      March 18, 1997
--------------------
Sheldon B. Lubar


/s/ William B. Marx, Jr.*                        Director                      March 18, 1997
------------------------
William B. Marx, Jr.


/s/ John F. Maypole*                             Director                      March 18, 1997
-------------------
John F. Maypole


/s/ Donald F. McCullough*                        Director                      March 18, 1997
------------------------
Donald F. McCullough


/s/ Barbara S. Preiskel*                         Director                      March 18, 1997
-----------------------
Barbara S. Preiskel


/s/ Alfred M. Zeien*                             Director                      March 18, 1997
-------------------
Alfred M. Zeien


/s/ Richard M. Howe
-------------------

*Richard M. Howe - On March 18, 1997, as Attorney-in-Fact pursuant to powers of attorney filed with the Initial Registration Statement on February 28, 1997.